                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Data Research Associates, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237853106
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                                 (CUSIP Number)

                                   Larry Smith
                             c/o SIRSI Corporation,
                            101 Washington Street, SE,
                            Huntsville, AL 35801-4827
                              phone: (256) 704-7000

                                  with a copy to:

                              Adam K. Weinstein, Esq.
                        O'Sullivan Graev & Karabell, LLP,
                        30 Rockefeller Plaza, 27th Floor,
                                New York, NY 10112
                               phone: (212) 408-2491
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    237853106                                              Page 2 of 13
--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        McGuire Acquisition Inc.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only

--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                    OO

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization
                                                                        Delaware

--------------------------------------------------------------------------------
 Number of        7.    Sole Voting Power                                      0
 Shares         ----------------------------------------------------------------
 Beneficially
 Owned by Each    8.    Shared Voting Power                            2,569,897
 Reporting      ----------------------------------------------------------------
 Person With      9.    Sole Dispositive Power                                 0
                ----------------------------------------------------------------
                 10.    Shared Dispositive Power                       2,569,897

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  2,569,897
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                   55%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
                                                                              CO
--------------------------------------------------------------------------------

CUSIP No.    237853106                                              Page 3 of 13
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SIRSI Holdings Corp.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                    OO

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
 Number of        7.    Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.    Shared Voting Power                            2,569,897
 Reporting
 Person With    ----------------------------------------------------------------
                  9.    Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.    Shared Dispositive Power                       2,569,897

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person   2,569,897
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                  55%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
                                                                              HC
--------------------------------------------------------------------------------

CUSIP No.    237853106                                              Page 4 of 13
--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Capital Partners USA, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                    OO

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
 Number of        7.    Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.    Shared Voting Power                            2,569,897
 Reporting
 Person With    ----------------------------------------------------------------
                  9.    Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.    Shared Dispositive Power                       2,569,897

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  2,569,897
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                  55%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No.    237853106                                              Page 5 of 13
--------------------------------------------------------------------------------

  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Capital Partners USA CI, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use  Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                    OO

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization
                                                                  Cayman Islands
--------------------------------------------------------------------------------
 Number of        7.    Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.    Shared Voting Power                            2,569,897
 Reporting
 Person With    ----------------------------------------------------------------
                  9.    Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.    Shared Dispositive Power                       2,569,897

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person   2,569,897
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                   55%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No.    237853106                                              Page 6 of 13
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CEA Investment Partners, L.P.
--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) X

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use Only
--------------------------------------------------------------------------------
  4.    Source of Funds (See Instructions)                                    OO

--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
 Number of        7.    Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.    Shared Voting Power                            2,569,897
 Reporting
 Person With    ----------------------------------------------------------------
                  9.    Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.    Shared Dispositive Power                       2,569,897

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person   2,569,897
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)                   55%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No.    237853106                                              Page 7 of 13


      On May 16, 2001, Data Research Associates, Inc. (the "ISSUER"), a Missouri corporation, entered into an Agreement and Plan of Merger (as defined in Item 4) (the "MERGER AGREEMENT") with certain of the Reporting Entities (as defined in Item 2). Subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement, McGuire Acquisition Inc. (the "PURCHASER"), a Delaware corporation, will commence an offer to purchase (the "TENDER OFFER") all of the outstanding common stock of the Issuer, par value $0.01 (the "SHARES"), for $11.00 per share in cash. Pursuant to the Merger Agreement, following the consummation of the Tender Offer, Purchaser will merge with and into the Issuer (the "MERGER").

      In connection with the Merger Agreement, certain of the Reporting Entities entered into a Support Agreement (the "SUPPORT AGREEMENT"), dated as of May 16, 2001, with Michael Mellinger, F. Gilbert Bickel, III and their respective spouses (together, the "MAJORITY STOCKHOLDERS"). The Majority Stockholders in the aggregate own 2,569,897 Shares, representing approximately 55% of the total number of issued and outstanding Shares. Pursuant to the Support Agreement, the Majority Stockholders and their spouses have agreed to tender their Shares into the Tender Offer and to vote in favor of the Merger and against certain alternative transactions.

Item 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Data Research Associates, Inc., a Missouri corporation, with its principal office located at 1276 North Warson Road, St. Louis, Missouri 63132.

Item 2.     IDENTITY AND BACKGROUND

(a) - (c) and (f)    This Schedule 13D is being filed jointly by (i) the
Purchaser, (ii) SIRSI Holdings Inc. ("PARENT"), a Delaware corporation and sole shareholder of Purchaser, (iii) CEA Capital Partners USA, L.P. ("CEA"), a Delaware limited partnership and a shareholder of Parent, (iv) CEA Capital Partners USA CI, L.P. ("CEA CI"), a Cayman Islands limited partnership and a shareholder of Parent and (v) CEA Investment Partners, L.P. ("CEA IP"), a Delaware limited partnership, the general partner of each of CEA and CEA CI. The foregoing entities are hereinafter referred to collectively as the "REPORTING ENTITIES." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934.

            The Purchaser has been formed in connection with the transactions contemplated by the Merger Agreement and has no material assets and has not engaged in any material business. Parent is principally engaged in the business of holding the securities of the Purchaser and of SIRSI Corporation ("SIRSI"), a Delaware corporation principally involved in the library automation business. The principal office and address of each of Parent and the Purchaser is c/o SIRSI Corporation, 101 Washington Street, SE, Huntsville, Alabama 35801-4827.

            CEA and CEA CI are each principally engaged in the business of investing in securities. CEA IP is principally engaged in the business of serving as managing general partner of CEA and CEA CI.

            The address of the principal office of each of CEA and CEA IP is c/o Seaport Associates, LLC, 199 Water Street, 20th Floor, New York, NY 10038. The principal business address of CEA CI is c/o W.S. Walker & Company, First Floor, Caledonian House, Mary Street, P.O. Box 265G, George Town, Grand Cayman, Cayman Islands.

            Attached as Appendix A to Item 2 is certain information with respect to the executive officers, directors and principal shareholders of the Reporting Entities and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

CUSIP No.    237853106                                              Page 8 of 13


(d) and (e) None of the Reporting Entities or any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Unless noted otherwise, each of the individuals referred to in Appendix A to Item 2 is a citizen of the United States.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No consideration was paid in connection with the execution and delivery of the Support Agreement and the Merger Agreement. Pursuant to the Merger Agreement, the Reporting Parties intend to obtain bank financing in order to consummate the Tender Offer and other transactions contemplated by the Merger Agreement.

Item 4.     PURPOSE OF TRANSACTION

            The purpose of this transaction is to acquire 100% of the issued and outstanding Shares.

            On May 16, 2001 the Purchaser, Parent and Issuer entered into the Merger Agreement. Subject to the satisfaction or waiver of certain terms and conditions set forth in the Merger Agreement, the Purchaser will initiate a Tender Offer for all of the outstanding Shares. Upon the satisfaction of certain minimum conditions of the Tender Offer, the Purchaser will merge with and into the Issuer and each outstanding Share (other than Shares held by the Reporting Entities and Shares held by persons who exercise their rights to receive the fair value under applicable state law) will be converted into the right to receive the price paid per Share in the Tender Offer. Following the consummation of the Tender Offer and as a result of the consummation of the Merger, Parent will acquire 100% of the outstanding Shares of the Issuer. The Issuer will be the surviving corporation (the "SURVIVING CORPORATION").

            The Merger Agreement provides that prior to the Merger and after such time as Parent and the Purchaser have together purchased at least a majority of the outstanding Shares, Parent may designate a proportion (equal to the proportion of outstanding Shares owned by Purchaser) of each of (i) the board of directors (the "BOARD") and any committees of the Board of the Issuer and (ii) the board of directors and any board committees of Issuer's subsidiaries; provided, however, that prior to the consummation of the Merger and in the event that Parent so designates members of the Board, the Board shall also include at least two directors who are directors at the time of the execution of the Merger Agreement and who are not executive officers of the Issuer (the "CONTINUING DIRECTORS"). In the event that, prior to the Merger, Parent's designees represent a majority of the membership of the Board, the vote of a majority of the Continuing Directors shall be required to amend or terminate the Merger Agreement or to perform such other actions as are specified in the Merger Agreement. The Merger Agreement further provides that, upon the consummation of the Merger, (i) the directors of the Purchaser prior to the consummation of the Merger, along with Michael J. Mellinger, shall be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and (ii) the officers of the Issuer immediately prior to the consummation of the Merger shall be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed.

            In connection with the Merger Agreement, the Purchaser and Parent entered into the Support Agreement with the Majority Stockholders. The Majority Stockholders in the aggregate own 2,569,897 Shares, representing approximately 55% of the issued and outstanding Shares. Pursuant to the Support Agreement, the Majority Stockholders have agreed to tender their Shares into the Tender Offer and to vote in favor of the Merger and the transactions contemplated by the Merger Agreement and against certain alternative transactions.

CUSIP No.    237853106                                              Page 9 of 13


            The Merger Agreement and the Support Agreement each contain material terms and conditions. The foregoing descriptions of such agreements are qualified in their entirety by reference to the text of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

            Neither the filing of this statement nor any of its contents shall be deemed an admission that any person is part of a "group" with the Reporting Entities either for purposes of Schedule 13D of the Securities Exchange Act of 1934, or for any other purpose with respect to the Shares.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Entities beneficially owns 2,569,897 Shares or approximately 55% of the issued and outstanding Shares.

(b) Pursuant to the Support Agreement, the Reporting Entities have the power to vote, or to direct the vote of, an aggregate of 2,569,897 Shares in favor of the Merger and the Merger Agreement and against any Acquisition Proposal (as defined in the Support Agreement) or any action that would cause the Issuer to breach any representation, covenant or warranty contained in the Merger Agreement. The Reporting Entities thus have the shared power to vote 2,569,897 Shares or approximately 55% of the issued and outstanding Shares. The Reporting Entities have no sole power to vote any Shares and have no sole or shared power to dispose of any Shares.

(c)       Not applicable

(d)       Not applicable

(e)       Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The responses set forth in Item 4 and Item 5 are incorporated herein.

            Pursuant to the Support Agreement, the Majority Stockholders have granted an irrevocable proxy for the benefit of each of the Purchaser and Parent with respect to the Shares owned by the Majority Stockholders (a) to vote all Shares owned by the Majority Stockholders in favor of the adoption of the Merger Agreement (as amended from time to time pursuant to the terms thereof) and the consummation of the Merger and (b) to vote such Shares (i) against any Acquisition Proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, any change in the directors of the Issuer, any change in the present capitalization of the Issuer; (ii) against any amendment of the Issuer's articles of incorporation or by-laws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, Merger Agreement or any of the other transactions contemplated by the Merger Agreement; or (iii) at the direction of Parent, in favor of any other matter necessary, as may be reasonably determined by Parent, for the consummation of the Merger and the transactions contemplated by the Merger Agreement which is considered at any meeting of shareholders or in any shareholder consent, and in connection therewith to execute any documents which are necessary in order to effectuate the foregoing, including the ability of the Purchaser or its nominees to vote the Shares directly.

CUSIP No.    237853106                                             Page 10 of 13


Item 7.   MATERIAL TO BE FILED AS AN EXHIBIT

          Exhibit A: Agreement and Plan of Merger, dated as of May 16, 2001, by and among the Purchaser, Parent and the Issuer.

          Exhibit B: Support Agreement, dated as of May 16, 2001, by and among the Purchaser, Parent and the Majority Stockholders.

          Exhibit C: Press Release, issued May 17, 2001 by Issuer and SIRSI
                     Corporation.

          Exhibit D: Employment and Consulting Agreement, dated May 16, 2001, between SIRSI and Michael Mellinger.

CUSIP No.    237853106                                             Page 11 of 13


SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of the Reporting Entities Parent.

      Dated as of the 25th day of May, 2001.



                                          MCGUIRE ACQUISITION INC.


                                          /s/ James J. Young
                                          -------------------------
                                          Name:  James J. Young
                                          Title: President


                                          SIRSI HOLDINGS CORP.


                                          /s/ James J. Young
                                          -------------------------
                                          Name:   James J. Young
                                          Title:  Chairman


                                          CEA CAPITAL PARTNERS USA, L.P.
                                          By:  Seaport Associates, LLC, its
                                          authorized  representative


                                          /s/ William K. Luby
                                          -------------------------
                                          Name:  William K. Luby
                                          Title: President

CUSIP No.    237853106                                             Page 12 of 13


                                          CEA CAPITAL PARTNERS USA CI, L.P.
                                          By:  Seaport Associates, LLC, its
                                          authorized representative


                                          /s/ William K. Luby
                                          -------------------------
                                          Name:   William K. Luby
                                          Title:  President


                                          CEA INVESTMENT PARTNERS, L.P.
                                          By: CEA Global  Partners,  LLC, its
                                          general partner


                                          /s/ David A. Burns
                                          -------------------------
                                          Name:   David A. Burns
                                          Title:  President

CUSIP No.    237853106                                            Page 13 of 13


                              APPENDIX A TO ITEM 2

            The following sets forth as to each of the general partners, executive officers, directors and principal shareholders of the Reporting Entities, the following information as required by instruction C of the general instructions for Schedule 13D: his/her name; his/her business address; and his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Each such individual and entity identified below is a citizen of the United States unless otherwise noted.

            The directors of the Purchaser are William K. Luby, Patrick Sommers, James J. Young and Larry D. Smith. The principal executive officers of Purchaser are Patrick Sommers, Larry D. Smith, James J. Young and Jacqueline B. Young. The principal occupation of each of the executive officers of Parent is to serve as executive officers of SIRSI Corporation, a Delaware corporation, wholly owned by Parent and principally involved in the business of library information services. With the exception of William
K. Luby, the principal business address of each of the directors and officers of the Purchaser is c/o SIRSI Corporation, 101 Washington Street, SE, Huntsville, Alabama 35801-4827. The Purchaser is a wholly owned subsidiary of Parent.

            The directors of Parent are William K. Luby, James Collis, Allison Mulhern, Heidi Daileader, James J. Young, Jacqueline B. Young, Michael Murdock, Reg Murphy and Patrick Sommers. The principal occupation of each of William
K. Luby, Heidi Daileader, Allison Mulhern and James Collis (the "SEAPORT OFFICERS") is as investment professionals for Seaport Associates, LLC. The principal business address of each of the Seaport Officers is c/o Seaport Associates, LLC, 199 Water Street, 20th Floor, New York, New York 10038. The principal occupation of Michael Murdock and Reg Murphy is to serve as officers of SIRSI Corporation. The principal business address of Michael Murdock and Reg Murphy is c/o SIRSI Corporation, 101 Washington Street, SE, Huntsville, Alabama 35801-4827. The principal executive officers of Parent are Patrick Sommers, Larry D. Smith, James J. Young, and Jacqueline B. Young. CEA and CEA CI collectively own shares of equity stock of Parent representing a majority of the outstanding shares entitled to vote generally in the election of directors.

            The general partner of each of CEA and CEA CI is CEA IP.

            The general partner of CEA IP is CEA Global Partners, LLC, a Delaware limited liability company. The sole member of CEA Global Partners, LLC is CEA Private Equity, L.P., a Delaware limited partnership. The principal address of each of CEA Global Partners, LLC and CEA Private Equity, L.P. is
c/o Communications Equity Associates, LLC, 101 East Kennedy Blvd., Suite
3300, Tampa, Florida 33602.

            The general partner of CEA Private Equity, L.P. is CEA Capital Corp. ("CEA CAP"), a Florida corporation.

            The directors of CEA CAP are J. Patrick Michaels, Jr., Kamal Bahamdan, Alex Vahabzadeh, David A. Burns, Harold D. Ewen and H. Gene Gawthrop. Kamal Bahamdan is a citizen of Saudi Arabia. The executive officers of CEA CAP are David A. Burns, H. Gene Gawthrop, Thomas W. Cardy and Brad A. Gordon. The principal occupation of each of the directors and executive officers of CEA CAP is as investment professionals for Communications Equity Associates. The principal business address of CEA CAP and of each of its directors and executive officers is c/o Communications Equity Associates, LLC, 101 East Kennedy Blvd., Suite 3300, Tampa, Florida 33602. CEA CAP is wholly owned by J. Patrick Michaels.